Exhibit 99.1

4Front Ventures Refiles Q2 and Annual MD&A and Q2 Financial Statements

PHOENIX, Arizona, Nov. 17, 2020 /CNW/ - 4Front Ventures Corp. (CSE: FFNT) (OTCQX: FFNTF) (“4Front” or the “Company”) provides an update today that further to the review by the Ontario Securities Commission (the “OSC”) of the Company’s continuous disclosure and a subsequent request from OSC staff in connection therewith, the Company has made corrective disclosure with respect to the following documents:

•	management’s discussion & analysis for the years ended December 31, 2019 and 2018;
•	management’s discussion & analysis for the three and sixmonths ended June 30, 2020 and 2019;

and

•	condensed consolidated interim financial statements for the three and six months ended June 30, 2020 and 2019 (reviewed and unaudited).

In accordance with OSC Staff Notice 51-711 (Revised) Refilings and Corrections of Errors, (“Notice 51-711”) the Company has refiled the documents noted above on SEDAR for purposes of making the corrective disclosure described below.

The Company has amended the refiled documents noted above to further break down information with respect to its operating segments and gross profit margins, amend and enhance disclosure relating to real estate income and expenses, removed references to “Systemwide Pro Forma Revenue” and removed the statement that the purchase price allocation for the deemed acquisition of Cannex Capital Holdings Inc. was preliminary and subject to adjustment. The adjustments were made per the OSC’s request to ensure more rigid alignment with IFRS reporting requirements. The reorientation of the financial statements as amended will not result in any material change to the Company’s financial statements.

As a result of the filing of this disclosure the Company will be placed on the public list of Refiling and Errors in accordance with Notice 51-711.

About 4Front Ventures Corp.

4Front (CSE: FFNT) (OTCQX: FFNTF) is a national multi-state cannabis operator and retailer, with a market advantage in mass-produced, low-cost, quality branded cannabis products. 4Front manufactures and distributes a portfolio of over 25 cannabis brands including Marmas, Crystal Clear, Funky Monkey, Pebbles, and the Pure Ratios wellness collection, distributed through retail outlets and their chain of strategically positioned Mission branded dispensaries.

Headquartered in Phoenix, Arizona, 4Front has operations in Illinois, Massachusetts, California, Michigan and Washington state. From plant genetics to the cannabis retail experience, 4Front's team applies expertise across the entire cannabis value chain. For more information, visit 4Front's website www.4frontventures.com.